Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for September 2022 of the Group to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Listing Rules and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for September 2022 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

In September 2022, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 33.79% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic routes decreased by 35.84%, and passenger capacity for regional routes and international routes increased by 227.66% and 17.01%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 34.38%, of which, passenger traffic for domestic routes decreased by 36.59%, and passenger traffic for regional routes and international routes increased by 359.61% and 33.77%, respectively, as compared with the same period last year. The passenger load factor was 68.26%, representing a decrease of 0.62 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes decreased by 0.81 percentage points, and the passenger load factor for regional routes and international routes increased by 12.54 and 8.38 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in September 2022, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 7.00% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 19.91% as compared with the same period last year. The cargo and mail load factor was 60.44%, representing an increase of 6.51 percentage points as compared with the same period last year.

In September 2022, the Group has newly launched the following major route: Hangzhou – Taiyuan – Urumqi – Taiyuan – Hangzhou (being seven flights a week).

In September 2022, the Group introduced one A321NEO aircraft. As of the end of September 2022, the Group operated a fleet of 886 commercial aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	0	0	3
Airbus 350 Series	0	13	0	13
Airbus 330 Series	6	27	7	40
Airbus 320 Series	116	103	123	342
Boeing 787 Series	4	25	10	39
Boeing 777 Series	8	21	0	29
Boeing 737 Series	138	68	192	398
EMB190 Series	6	0	0	6
ARJ21	1	15	0	16

Total	282	272	332	886

As at the end of September 2022, save for the commercial aircrafts mentioned above, the Group operated a fleet of 28 civil helicopters.

KEY OPERATING DATA OF SEPTEMBER 2022

Traffic	September 2022			Cumulative 2022
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	7,841.46	-34.41	-36.59	79,905.84	-32.68
Regional	24.04	69.22	359.61	95.45	-28.44
International	495.84	9.35	33.77	3,195.16	3.12

Total	8,361.34	-32.70	-34.38	83,196.45	-31.77

RTK (in million)
Domestic	795.00	-29.53	-34.76	7,854.45	-31.34
Regional	2.99	107.30	168.75	12.62	-40.31
International	592.40	2.88	29.89	5,041.60	0.39

Total	1,390.39	-18.47	-17.03	12,908.67	-21.69

RTK—Cargo and Mail (in million)
Domestic	94.49	0.12	-16.44	827.29	-12.75
Regional	0.85	319.87	31.22	4.19	-55.25
International	548.32	2.35	29.60	4,758.96	0.25

Total	643.67	2.12	19.91	5,590.44	-2.00

Passengers carried (in thousand)
Domestic	5,270.27	-31.66	-34.99	50,754.12	-34.98
Regional	19.45	42.77	266.54	90.00	-29.97
International	82.79	10.26	55.90	517.43	3.43

Total	5,372.51	-31.12	-34.21	51,361.55	-34.73

Cargo and mail carried (in thousand tonnes)
Domestic	58.36	3.21	-13.69	496.44	-13.10
Regional	0.74	314.28	10.98	4.04	-57.54
International	60.24	4.32	42.06	516.37	5.35

Total	119.34	4.25	7.81	1,016.85	-5.05

Capacity	September 2022			Cumulative 2022
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	11,452.52	-33.82	-35.84	120,136.85	-25.59
Regional	55.03	117.52	227.66	215.84	-44.21
International	741.58	6.40	17.01	5,126.78	-17.01

Total	12,249.13	-32.05	-33.79	125,479.47	-25.32

ATK (in million)
Domestic	1,280.14	-32.84	-36.73	13,273.57	-27.99
Regional	7.82	137.59	223.19	28.74	-43.18
International	879.42	8.39	38.56	7,582.02	2.90

Total	2,167.37	-20.34	-18.53	20,884.33	-19.21

ATK—Cargo and Mail (in million)
Domestic	249.41	-28.44	-40.15	2,461.25	-36.92
Regional	2.86	182.72	215.75	9.31	-40.89
International	812.67	8.55	40.68	7,120.61	4.53

Total	1,064.95	-3.03	7.00	9,591.17	-10.61

Load Factor	September 2022			Cumulative 2022
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	68.47	-0.62	-0.81	66.51	-7.01
Regional	43.69	-12.47	12.54	44.22	9.75
International	66.86	1.80	8.38	62.32	12.17

Total	68.26	-0.65	-0.62	66.30	-6.27

Cargo and Mail Load Factor
Domestic	37.89	10.81	10.75	33.61	9.31
Regional	29.73	9.71	-41.81	45.02	-14.44
International	67.47	-4.09	-5.77	66.83	-2.85

Total	60.44	3.05	6.51	58.29	5.12

Overall Load Factor (RTK/ATK)
Domestic	62.10	2.91	1.87	59.17	-2.89
Regional	38.28	-5.59	-7.75	43.92	2.11
International	67.36	-3.61	-4.50	66.49	-1.67

Total	64.15	1.47	1.16	61.81	-1.95

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;

2.	“RTK(s)” refers to the load (passenger and cargo and mail) in tonnes multiplied by the kilometers flown;

3.	“RTK(s)—Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;

4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;

5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;

6.	“ATK(s)—Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;

7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;

8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK—Cargo and Mail;

9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

14 October 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.